Exhibit 99.1

Gamesa Buys from Endesa 100% of Made

    NEW YORK--(BUSINESS WIRE)--June 4, 2003--Gamesa has reached an agreement with Endesa (NYSE:ELE) to purchase 100% of its subsidiary Made Tecnologias Renovables.
    The transaction amounts to Euro 120 million out of which Euro 25 million corresponds to equity value and Euro 95 million to the company debt. The agreement has been signed today in Madrid by Mr. Alfredo Llorente Legaz, Senior Vice President of Diversification of Endesa Diversification and Mr. Juan Ignacio Lopez Gandasegui, Chief Executive Office of Gamesa.
    The sale of Made falls within Endesa's program of divesting non core assets as outlined in the 2002-2006 Strategic Plan and contributes to a reduction of the indebtedness of Euro 120 million.
    The transaction includes a contract by which Made will provide Endesa with aerogenerators for a power equivalent to 890 MW, acquiring in addition, a preferred right of sale for additional 300 MW.
    Made designs and builds aerogenerators with similar power to those of Gamesa but with a different technology. This will allow them to complement engineering projects and to obtain commercial synergies in some markets.
    Made has a workforce of 147 employees and a its main plant of assembly is in Medina del Campo (Valladolid).

    CONTACT: Endesa
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es